UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   IPEX, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   44982T 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Wolfgang Grabher
                                 c/o IPEX, Inc.
                       9255 Towne Centre Drive, Suite 235
                               San Diego, CA 92121
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)



                                 March 17, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------------

CUSIP No.     44982T 10 6
-----------------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Wolfgang Grabher
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)  |_|

         (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

  SHARES                18,855,900
                  --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

 OWNED BY               0
                  --------------------------------------------------------------
   EACH           9     SOLE DISPOSITIVE POWER

 REPORTING               18,855,900
                  --------------------------------------------------------------
  PERSON          10    SHARED DISPOSITIVE POWER

   WITH
                        0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,855,900
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.9% (based on 28,195,566 shares of Common Stock issued and outstanding)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of IPEX, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 12520 High Bluff Drive, Suite 260, San Diego, CA 92130.

Item 2. Identity and Background

(a) This statement is being filed by Wolfgang Grabher (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is 9255 Towne Centre Drive, Suite 235, San Diego, CA 92121.

(c) The Reporting Person's present principal occupation is Chairman, President and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a Austrian citizen with permanent resident in the United States and is under a H1B visa with the control number 20031774060001.

Item 3. Source and Amount of Funds or Other Considerations

      Pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated March 17, 2005 among the Issuer, AICI, Inc. a Nevada corporation and wholly owned subsidiary of the Issuer, Administration for International Credit & Investment, Inc., an Oregon corporation, and the shareholders of Administration for International Credit & Investment, Inc., the Reporting Person acquired 18,855,900 shares of common stock of the Issuer in consideration for 18,855,900 shares of common stock of Administration for International Credit & Investment, Inc.

Item 4. Purpose of Transaction

      The Reporting Person entered into the above-described transaction to effect a change in control of the Issuer. On March 16, 2005, the Reporting Person was appointed a director of the Issuer and President and Chief Executive Officer of the Issuer.

      Since the March 16, 2005 change in control of the Issuer, the Issuer's principal business has changed from exploring mineral interests to providing Voice over Internet Protocol telecommunication services. In connection with the change in control, the Issuer's name was changed from Tamarack Ventures, Inc. to IPEX, Inc. In addition, the Reporting Person plans to cause a change in a majority of the members of the Issuer's Board of Directors in connection with the change in control.

      Except as described above, the Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

      The Reporting Person currently owns 18,855,900 shares of common stock of the Issuer, which represents 66.9% of the Issuer's common stock based on 28,195,566 shares of common stock issued and outstanding as of April 1, 2005. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

      Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      On March 16, 2005, the Reporting Person entered into an Agreement and Plan of Merger with the Issuer, pursuant to which the Reporting Person acquired 18,855,900 shares of common stock of the Issuer, in consideration for 18,855,900 shares of common stock of Administration for International Credit & Investment, Inc., an Oregon corporation.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Agreement and Plan of Merger dated March 16, 2005 (incorporated by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on March 22, 2005)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 4, 2005


 /s/ Wolfgang Grabher
 --------------------
     Wolfgang Grabher